Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-278797

XCEL ENERGY INC.

(a Minnesota corporation)

$900,000,000 6.25% JUNIOR SUBORDINATED NOTES, SERIES DUE OCTOBER 15, 2085

Issuer:	Xcel Energy Inc. (a Minnesota corporation)

Issue Format:	SEC Registered

Expected Ratings*:	Baa2/BBB- (Stable/Stable) (Moody’s/S&P)

Security Type:	Junior Subordinated Notes

Pricing Date:	September 29, 2025

Settlement Date:	October 7, 2025 (T+6)

Principal Amount:	$900,000,000

Maturity Date:	October 15, 2085

Coupon:	6.25%

Interest Payment Dates:	Quarterly on January 15, April 15, July 15, and October 15 commencing on January 15, 2026

Interest Deferral:	Up to 40 consecutive quarters; deferred interest will accrue and compound quarterly at an annual rate of 6.25%, as permitted by law

Price to the Public:	$25.00

Price to Underwriters:	An underwriting discount of $0.7875 per Junior Subordinated Note sold in this offering will be deducted from the proceeds paid to Xcel Energy Inc. by the underwriters. However, the discount will be $0.25 per Junior Subordinated Note for sales to institutions.

Optional Redemption:	In whole or in part, on or after October 15, 2030, at 100% plus accrued and unpaid interest thereon to, but excluding, the redemption date

Tax Event Call:	In whole but not in part, prior to October 15, 2030 and following the occurrence of a Tax Event (as defined in the Preliminary Prospectus Supplement dated September 29, 2025 (the “Prospectus Supplement”)) at 100% plus accrued and unpaid interest thereon to but excluding, the redemption date

Rating Agency Event:	In whole but not in part, prior to October 15, 2030, and within 90 days of the occurrence of a Rating Agency Event (as defined in the Prospectus Supplement) at 102% plus accrued and unpaid interest thereon to but excluding, the redemption date

Expected Listing:	Expect to apply to list on the Nasdaq Global Select Market; if approved for listing, trading expected to begin within 30 days of issuance

CUSIP/ISIN:	98389B 878 / US98389B8789

Denominations:	$25.00 and integral multiples of $25.00 in excess thereof

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Manager:	Academy Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322 (or by email at dg.prospectus_requests@bofa.com), J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, RBC Capital Markets, LLC toll free at 1-866-375-6829 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.